UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD-INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 7, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         734,717
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    734,717
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             734,717
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     6.5%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold-Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $202,726.81 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person is the largest outside shareholder of Scott's Liquid Gold. He has acquired the shares for investment purposes, and has held a position in the company's common stock, continuously, for nearly 6 years.

     On June 14, 2013, the reporting person attended the company's annual meeting, confronting a conflicted CEO, for his enduring legacy of value destruction, and a feckless board, for its misplaced loyalty to an inept and incompetent CEO, for its negligent corporate governance, and for a reprehensible pattern of fiduciary betrayal. A number of other major outside shareholders were also in attendance. The board conducted a lengthy, approximately 2 hour, Q&A session, in which a number of concerns were brought up, by a number of shareholders, including the reporting person. Following up on said meeting, the reporting person wrote a letter (see Exhibit #1) to the board of directors, dated September 7, 2013, addressing a number of the concerns brought up at the meeting, and making specific requests of the board.

     To summarize, in the letter, the reporting person:

1) Noted how the outside shareholders, almost unanimously, expressed the urgent necessity that the board appoint a new director, with MATERIAL SHARE OWNERSHIP, sourced from the outside shareholder base.

2) Noted how, by his good faith estimate, the outside shareholder base voted, by a margin of roughly 2 to 1, to WITHHOLD the current board. Such a result can only be taken as a stinging rebuke of company management, considering there was no organized proxy campaign, or "vote no" campaign that was conducted.

3) Noted how, by his good faith estimate, an outside shareholder's proxy proposal, requesting the board adopt cumulative voting for directors, was approved by the outside shareholder base by a margin of roughly 2 1/2 to 1. As a result, the reporting person demands that the board IMMEDIATELY ADOPT A POLICY REQUIRING THAT THE COMPANY UTILIZE CUMULATIVE VOTING IN ALL DIRECTOR ELECTIONS, GOING FORWARD.

4) Requested that the board a) remove the poison pill, b) separate the chairman and CEO positions, c) institute a mandatory stock ownership program for directors and officers, as was promised at the annual meeting, d) immediately cut the CEO's pay by 50%, pending the naming of his eventual successor, and e) require that the CEO be forbidden from dealing with any outside expressions of interest in purchasing the company, but that such expressions be directed instead to a Special Committee, to wall them off from the CEO's historical and pervasive "conflict of interest," in seeking to SABOTAGE efforts to sell the company, in order to maintain his licentious $400K a year employment sinecure.

     Under the current CEO, Mr. Goldstein, who ascended to the top executive position in August of 1990, sales of the company's signature Scott's Liquid Gold household product line have been thoroughly decimated, peaking at $22.5 million in 1992, and plunging to $4.9 million in 2012...an incredible 78% decline. (Adjusted for inflation, as measured by the CPI, the decline is a staggering 87%.) Mr. Goldstein has, by any honest measure, ravaged the company's namesake, 60 year old brand...with no chagrin, accountability, or shame. Moreover, historically, a do-nothing board, subjugated to Mr. Goldstein's will, has, astonishingly, looked the other way, allowing Goldstein to continue to functionally "cannibalize" the company, for the sake of the founding family scion's $400K annual employment sinecure. The reporting person believes the SLGD board has breached its fiduciary responsibility, by making Mark Goldstein's continued employment as CEO a "given," merely because the board is too timid and cowardly to "hurt Mr. Goldstein's feelings," and because the board's primary loyalty, collectively, is to the Goldstein family's financial and personal needs. The board has, therefore, countenanced the virtual destruction of a once great brand, hiding behind the "business judgement rule," and facilitating the maintenance of Mr. Goldstein's outrageous 22 year record of wanton value destruction, incompetence, nepotism, cronyism, self-dealing, and self-entrenchment.

     Noting Mr. Goldstein's abject failure, and the alarming risk to further dimunition and dissipation of shareholder value, under the SLGD family scion, the reporting person has made a number of strategic proposals, as indicated in this and previous 13D filings. He has asked the company to put itself up for sale. He has asked the company to make a broad-based tender offer to all of the shareholders, at 50 cents per share, that want a "divorce" from Mr. Goldstein's imperious control of SLGD. He has offered to buy out Mr. Goldstein's interest at 50 cents a share. And he has demanded that, if the board insists on continuing to kowtow to Mr. Goldstein and keep him in charge, that the board require Goldstein to raise the capital to take the company private, at a fair price.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on September 6, 2013, the reporting person has sole voting and dispositive power over 734,717 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's 1st quarter 2013 Form 10-Q, as of August 8, 2013 there were 11,274,397 common shares outstanding. The reporting person is therefore deemed to own 6.5% of the company's common stock. Transactions effected by the reporting person, in the previous 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

07/11/13  bought 4100 shares @ $.390
07/15/13  bought 10,900 shares @ $.390
07/22/13  bought 2500 shares @ $.381
07/31/13  bought 410 shares @ $.381
08/09/13  bought 25,000 shares @ $.478
08/14/13  sold 10,000 shares @ $.549
08/14/13  bought 1800 shares @ $.411
08/15/13  bought 30,700 shares @ $.390
08/16/13  bought 7000 shares @ $.380
08/28/13  bought 2945 shares @ $.383

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1:  Letter to the SLGD board, dated September 7, 2013

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  09/09/13
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor